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[EDENTIFY LOGO]

KENNETH R. VENNERA, ESQUIRE
General Counsel
Direct Dial: 610-814-6832
Email: kvennera@edentify.us

                                                                January 10, 2007

Mark P. Shuman
Branch Chief-Legal
U.S. Securities Exchange Commission
100 F. Street NE
Washington, D.C. 20549-4561

     RE:  Edentify, Inc.
          Registration Statement on Form SB-2
          Filed December 4, 2006
          File No. 333-139110

Dear Mr. Shuman:

In response to your letter dated December 21, 2006, please note the following:

Registration Statement on Form S-3

Comment 1: We note that you have an outstanding registration statement. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offering. Absent the use of Rule 429, please revise your prospectus cover page to reference your concurrent offering.

1. We appreciate the point raised and have filed an amended Registration Statement in reliance on Rule 429/462, combining the selling shareholders from the previous and current offerings.

Forward-looking Statements, page 8

Comment 2: We note that you may be characterized as a penny stock issuer. As such, it is not appropriate for you to rely on the safe harbor afforded by the Private Securities Litigation Reform Act. Please see Section 27A(b)(1)(C) of the Securities Act. Please either eliminate the references to the legislation or expressly indicate that the safe harbor is not available to you.

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Mark P. Shuman
U.S. Securities Exchange Commission
January 10, 2007
Page 2 of 3


2. We believe that, pursuant to Rule 3a51-1(g) of the Exchange Act, since the Company (including its predecessor) has had continuous operations for more than 3 years and our net tangible assets are (as filed in our most recent 10-QSB) are in excess of $2,000,000 (i.e., $2,367,633), our stock should not be classified as penny stock. We had provided this analysis in respect of a similar comment dated May 1, 2006, received in respect of our currently effective (October 6, 2006) registration statement and believe that we should be permitted to rely on the safe harbor provision of the Private Securities Litigation Reform Act.

Selling Security Holders, page 10

Comment 3: We note your disclosure in the third paragraph of this section. Upon review of the transaction documents for your 2006 private placements. It does not appear to be the case that all the selling securityholders identifies in the table purchased securities in your 2006 private placements. We do note, however, your reference to shares being registered on account of payment for interest due through March 31, 2007. It appears that such interest payments are with respect to securities purchased in other private placements. Please revise your disclosure to clearly indicate the source of the shares being offered for resale by the selling security holders.

3. We believe this comment should be resolved as a result of the filing of the amendment to the registration statement incorporating the information from the selling security holder table in the original, effective registration statement. The revised table should presently clearly indicate from which series of the offering, the shareholder acquired his/her/its number of securities.

Comment 4: Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

4. We believe this comment should be resolved as a result of the filing of the amendment to the registration statement incorporating the footnotes from the selling security holder table in the original, effective registration statement. These footnotes indicate the natural persons who exercise voting or dispositive powers for each entity.

Comment 5: Please clarify your disclosure set forth in footnote (2) to your selling security holders table. Your disclosure suggests that no other shares have been issued other than that described in the footnote, but your table indicates a number of share holdings prior to the offering. We further note your disclosure on your cover page noting that 5,427,498 shares of the 5,791,133 shares being offered have yet to be issued. This disclosure does not appear to reconcile with your disclosure that 2,000,000 shares have been issued to Bushido Capital.

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Mark P. Shuman
U.S. Securities Exchange Commission
January 10, 2007
Page 3 of 3


5. We believe this comment should be resolved as a result of the filing of the amendment to the registration statement incorporating the footnotes from the selling security holder table in the original, effective registration statement as well as in the disclosure we have made on the cover page of the Prospectus. By way of further explanation, the 2,000,000 shares were issued to both Bushido Capital Master Fund and Gamma Capital Opportunity Fund (this has been corrected in the amended registration statement.) In addition, by way of further explanation, the shares are listed as being "beneficially owned" (since the warrants are currently exercisable and the convertible debentures currently convertible) and not as "issued".

Item 28. Undertakings

Comment 6: Please note that Item 512 of Regulation S-B has recently been amended. Please review and include all necessary undertakings pursuant to Item 512.

6. We believe we did cover the appropriate undertakings pursuant to Item 512 as it was amended in 2005. If there is something specifically that we did not address, we would, of course, be happy to address it.

Signatures

Comment 7: Please note that your registration statement is required to be executed by (1) your principal executive officer or officers, (2) your principal financial officer, (3) your controller or principal accounting officer, and (4) a majority of your board of directors. Please see Instructions for Signatures on Form SB-2. Please identify the officers executing in such capacity or have the necessary officers execute your registration statement.

7. We inadvertently omitted our controller's signature, which has been included in the amended registration statement filed of even date herewith.

Exhibit 5.1

Comment 8: We not counsel's opinion with respect to the validity of shares to be issued on the conversion or exercise of the debentures and warrants, as applicable. Your registration statement, however, also registers shares that have been issued. Accordingly, please revise counsel's opinion to address the validity of all shares being registered.

8. The changes requested have been made in the amendment filed of even date herewith.

                                        Very truly yours,


                                        /s/ Kenneth R. Vennera
                                        ----------------------------------------
                                        Kenneth R. Vennera

cc:  Terrence DeFranco, CEO
     Daniel Lee, SEC